UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.      )*

CPI International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12618M100

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12618M100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cypress Associates II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,868,738

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,868,738

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,868,738

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 55.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 12618M100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cypress Merchant Banking Partners II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,429,065

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,429,065

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,429,065

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 52.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12618M100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cypress Merchant B II C.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 358,332

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 358,332

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 358,332

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12618M100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 55th Street Partners II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 81,341

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 81,341

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,341

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12618M100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cypress Side-By-Side LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 17,773

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 17,773

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,773

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 12618M100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James A. Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,886,511*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,886,511*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,886,511*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 55.2%

12.	Type of Reporting Person (See Instructions) IN

The Reporting Person disclaims admission of beneficial ownership of 8,868,738 shares.

CUSIP No. 12618M100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey P. Hughes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,622

	6.	Shared Voting Power 8,868,738*

	7.	Sole Dispositive Power 4,622

	8.	Shared Dispositive Power 8,868,738*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,873,360*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 55.2%

12.	Type of Reporting Person (See Instructions) IN

* The Reporting Person disclaims admission of beneficial ownership of 8,868,738 shares.

CUSIP No. 12618M100

Item 1.
	(a)	Name of Issuer CPI International, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 811 Hansen Way Palo Alto, California 94303

Item 2.
(a)

Name of Person Filing
Cypress Associates II LLC
Cypress Merchant Banking Partners II L.P.
Cypress Merchant B II C.V.
55th Street Partners II L.P.
Cypress Side-By-Side LLC
James A. Stern
Jeffrey P. Hughes

	(b)	Address of Principal Business Office or, if none, Residence The address of each of the Reporting Persons is: c/o The Cypress Group L.L.C. 65 East 55th Street 28th Floor New York, NY 10022
	(c)	Citizenship See Row 4 of each cover page.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 12618M100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No. 12618M100

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:

The 8,868,738 shares shown as beneficially owned by Cypress Associates II LLC ("Cypress Associates") consists of 8,429,065 shares owned of record by Cypress Merchant Banking Partners II L.P., 358,332 shares owned of record by Cypress Merchant Banking II C.V., and 81,341 shares owned of record by 55th Street Partners II L.P. (collectively, the "Cypress Funds"). Cypress Associates is the managing general partner of Cypress Merchant B II C.V. and the general partner of Cypress Merchant Banking Partners II L.P. and of 55th Street Partners II L.P., and has voting and investment power over the shares held or controlled by each of these funds.  Messrs. Jeffrey P. Hughes and James A. Stern, each of whom is a managing member of Cypress Associates, may be deemed to share beneficial ownership of the shares shown as beneficially owned by Cypress Associates and by the Cypress Funds. However, Mr. Hughes and Mr. Stern each disclaims beneficial ownership of the shares beneficially owned by Cypress Associates and the Cypress Funds.

Mr. Hughes also separately owns 4,622 shares not owned by Cypress Associates or the Cypress Funds. Mr. Hughes may be deemed to beneficially own a total of 8,873,360 shares, but he disclaims beneficial ownership of all but 4,622 of those shares.

Cypress Side-By-Side LLC, which owns of record 17,773 shares, is a sole member limited liability company of which Mr. James A. Stern is the sole member.  Mr. Stern may be deemed to beneficially own a total of 8,886,511 shares, but he disclaims beneficial ownership of all but 17,773 of those shares.

CUSIP No. 12618M100

(b) Percent of class: See Row 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Row 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

CUSIP No. 12618M100

Item 8.	Identification and Classification of Members of the Group

Cypress Associates II LLC ("Cypress Associates") is the managing general partner of Cypress Merchant B II C.V. ("CMB II") and the general partner of Cypress Merchant Banking Partners II L.P. and 55th Street Partners II L.P. (collectively, with CMB II, the "Cypress Funds"), and therefore Cypress Associates may be deemed to be the beneficial owner of the shares held by the Cypress Funds.

Because Cypress Associates controls each of the Cypress Funds, and because the Cypress Funds and Cypress Side-By-Side LLC acted together in their acquisition of the Common Stock, par value $0.01 per share, of CPI International, Inc., the Cypress Funds and Cypress Side-By-Side LLC may be deemed to be members of "group" in relation to their respective investments in CPI International, Inc.  However, each of the reporting persons does not affirm the existence of a group.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Exhibits

Exhibit 99.1            Joint Filing Agreement as required by Rule 13d-1(k)(1) dated February 14, 2007.

CUSIP No. 12618M100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007	CYPRESS ASSOCIATES II LLC

	By:	/s/James A. Stern
	Name:	James A. Stern
	Title:	Managing Member

CYPRESS MERCHANT BANKING
PARTNERS II L.P.

By: Cypress Associates II LLC, its General
Partner

	By:	/s/James A. Stern
	Name:	James A. Stern
	Title:	Managing Member

CYPRESS MERCHANT B II C.V.

By: Cypress Associates II LLC, its Managing
General Partner

/s/James A. Stern
	Name:	James A. Stern
	Title:	Managing Member

55TH STREET PARTNERS II L.P.

By: Cypress Associates II LLC, its General
Partner

/s/James A. Stern
	Name:	James A. Stern
	Title:	Managing Member

CUSIP No. 12618M100

CYPRESS SIDE-BY-SIDE LLC

By:	/s/James A. Stern
	Name:	James A. Stern
	Title:	Sole Member

/s/James A. Stern
JAMES A. STERN

/s/Jeffrey P. Hughes
JEFFREY P. HUGHES

CUSIP No. 12618M100

Exhibits iNDEX

Exhibit NO.	dESCRIPTION

Exhibit 99.1	Joint Filing Agreement dated February 14, 2007.